Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ExamWorks Group, Inc.:

We consent to the use of our reports dated February 29, 2012, except as to Note 14 which is as of April 3, 2012,  relating to the consolidated balance sheets of ExamWorks Group, Inc. and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011 and related financial schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under heading “Experts” in the prospectus.

/s/ KPMG LLP
Atlanta, Georgia
April 3, 2012